UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Concord Electric Company                                 Docket No. EC02-111-000
Exeter & Hampton Electric Company
Unitil Energy Systems, Inc.

                        ORDER AUTHORIZING DISPOSITION OF
                            JURISDICTIONAL FACILITIES

                            (Issued October 23, 2002)

     On August 30, 2002, Concord Electric Company (Concord), Exeter & Hampton Electric Company (Exeter & Hampton), and Unitil Energy Systems, Inc. (Unitil Energy) (collectively, Applicants) filed a joint application pursuant to section 203 of the Federal Power Act (FPA)/1 requesting Commission authorization for an intra-corporate reorganization. Applicants are wholly-owned subsidiaries of Unitil Corporation (Unitil), which is a public utility holding company./2 Unitil's principal business is the retail sale and distribution of electricity in New Hampshire, and the retail sale and distribution of electricity and gas in Massachusetts through its retail distribution subsidiaries, which are Concord, Exeter & Hampton, and Fitchburg. Applicants indicate that Concord, Exeter & Hampton, Fitchburg and Unitil Power are public utilities regulated by the Commission.

     Concord is a New Hampshire corporation and public utility primarily engaged in the retail sale and distribution of electricity to customers in the City of Concord and twelve surrounding towns, all in the New Hampshire.

     Exeter & Hampton is a New Hampshire corporation and public utility primarily engaged in the retail sale and distribution of electricity to customers in the towns of Exeter and Hampton and in all or part of sixteen surrounding towns, all in New Hampshire.

     Unitil Energy will be formed after receipt of all regulatory approvals of the merger of Concord and Exeter & Hampton. Unitil Energy will succeed Concord and Exeter & Hampton in all agreements and schedules on file with the Commission.

     According to the application, the proposed transaction involves the merger of Concord and Exeter & Hampton into a single distribution utility, Unitil Energy. Applicants propose to enter into an Agreement and Plan of Merger (Merger Agreement) under which Exeter & Hampton will be merged with and into Concord with Concord as the surviving corporation. In connection with the merger, Concord will change its name to Unitil Energy.

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     1 16 U.S.C.ss.824b (1994).

     2 The following companies are also wholly-owned subsidiaries of Unitil:
Fitchburg Gas and Electric Light Company (Fitchburg), Unitil Power Corp.(Unitil Power), Unitil Service Corp., and its non-regulated business unit, Unitil Resources, Inc.


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Docket No. EC02-111-000


     Applicants state that the proposed transaction is consistent with the public interest and will not adversely affect competition, rates or regulation. With respect to competition, Applicants state that the proposed transaction will not adversely affect competition because the reorganization is an intra-corporate transaction. Applicants maintain that the transaction will not increase the Unitil Companies' ownership or control of transmission or generation facilities, nor result in any change in the operation of the Applicants' facilities, or other inputs that could be used as barriers to entry.

     Applicants state that the proposed reorganization will not have an adverse effect on rates. The rates at which Concord's wheeling customers obtain transmission service will not change. Concord and Exeter & Hampton's Open Access Transmission Tariff (OATT) will be combined into one, Unitil Energy's OATT. The rates under which Unitil Energy will acquire electricity will not change and the total rate for Until Energy's customers following implementation of the entire restructuring plan are expected to be substantially the same as the existing total rates.

     Applicants state that nothing in the reorganization will affect the manner or the extent to which the Commission or state commission regulate transactions and facilities of the Applicants. The resulting company, Unitil Energy, will be regulated at retail by the New Hampshire Public Utility Commission and at wholesale by the Commission.

     The filing was noticed on September 19, 2002, with comments, protests, or interventions due on or before October 4, 2002. No protests or comments were filed. Notices of intervention and unopposed timely filed motions to intervene are granted pursuant to the operation of Rule 214 of the Commission's Rules of Practice and Procedure (18 C.F.R. ss. 385.214). Any opposed or untimely filed motion to intervene is governed by the provisions of Rule 214.

     After consideration, it is concluded that the proposed transaction is consistent with the public interest and is authorized subject to the following conditions:

     (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

     (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission;

     (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

     (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

     (5) Applicants shall make appropriate filings under section 205 of the FPA, as necessary, to implement the transactions; and

     (6) Applicants shall notify the Commission within 10 days of the date that the intra-corporate restructuring has been completed.


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Docket No. EC02-111-000


     This action is taken pursuant to the authority delegated to the Director, Division of Tariffs and Market Development - West under 18 C.F.R. ss. 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.



                               Michael A. Coleman
                               Director
                               Division of Tariffs and Market Development - West




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